UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧ Form 40-F □

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included on this report on Form 6-K is certain preliminary financial information relating to Eneti Inc.’s (the “Company”) operating results for the three months ended September 30, 2023. As is customary, the Company expects to release its third quarter 2023 results and hold a conference call to discuss the Company’s results within November 2023.

Non-GAAP Financial Measures
To supplement our financial information presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Eneti’s management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted net (loss) income and adjusted EBITDA are non-GAAP financial measures that we believe provide investors with a means of evaluating and understanding how our management evaluates our operating performance. These non-GAAP financial measures should be viewed in addition to the results reported under U.S. GAAP, and should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with U.S. GAAP.
Reconciliations of EBITDA, adjusted net (loss) income and adjusted EBITDA as determined in accordance with U.S. GAAP for the three months ended June 30, 2023 are provided below.
Preliminary Financial Results for the Three Months Ended September 30, 2023
In the three months ended September 30, 2023, the Company’s net income was $18.3 million, or $0.48 per diluted share. Adjusted net income, which excludes the impact of transaction costs incurred related to the pending business combination with Cadeler A/S, was $18.5 million.
Total revenues for the three months ended September 30, 2023 were $53.2 million.
EBITDA for the three months ended September 30, 2023 was $22.9 million, and adjusted EBITDA for the period was $23.1 million.

Adjusted net income, EBITDA, and adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Financial Measures” above for further information on such non-GAAP financial measures. Reconciliations of adjusted net income, EBITDA and adjusted EBITDA as determined in accordance with U.S. GAAP for the three months ended September 30, 2023 are provided below.
Adjusted net income
(in thousands)	For the three months ended September 30, 2023
Unaudited
Net income	$ 18,326
Adjustments:
Transaction costs	213
Adjusted net income	$ 18,539

EBITDA
(in thousands)	For the three months ended September 30, 2023
Unaudited
Net income	$ 18,326
Adjustments:
Net interest income	(943)
Depreciation and amortization(1)	6,965
Income tax benefit	(1,443)
EBITDA	$ 22,905

(1)	Includes depreciation, amortization of deferred financing costs and restricted stock amortization.

Adjusted EBITDA
For the three months ended September 30, 2023
Unaudited
(in thousands)
Net income	$ 18,326
Impact of adjustments	213
Adjusted net income	18,539
Adjustments:
Net interest income	(943)
Depreciation and amortization(1)	6,965
Income tax benefit	(1,443)
Adjusted EBITDA	$ 23,118

(1)	Includes depreciation, amortization of deferred financing costs and restricted stock amortization.

Liquidity
As of September 30, 2023, the Company had approximately $78.9 million in cash.
Sale of NG 2500X Vessels
On October 18, 2023, Seajacks Kraken was delivered to its buyer and $12.6 million was repaid on the term loan tranche under the Company’s $175.0 Million Credit Facility.  The available credit under the $75.0 Million Revolving Loans and $25.0 million Letters of Credit tranches under the $175.0 Credit Facility was reduced by an additional $22.4 million.
Dividend
The Company intends to declare and pay a quarterly cash dividend of $0.01 per share with respect to the third quarter of 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated: October 31, 2023	By: /s/ Hugh Baker
Hugh Baker
Chief Financial Officer